Filed by First Interstate BancSystem, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Great Western Bancorp, Inc.

Commission File No. 001-36688

Date: September 21, 2021

September 20, 2021 A BRIDGE TO THE FUTURE Creating the West’s premier banking franchise.

Forward - Looking Statements Safe Harbor 2 This presentation contains “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Rule 175 promulgated thereunder, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and Rule 3 b - 6 promulgated thereunder, which involve inherent risks and uncertainties . Any statements about First Interstate BancSystem, Inc . ’s (“FIBK”), Great Western Bancorp, Inc . ’s (“GWB”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward - looking statements . Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions . Forward - looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward - looking statements . Such forward - looking statements include but are not limited to statements about the benefits of the business combination transaction between FIBK and GWB (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts . These forward - looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected . In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U . S . Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward - looking statements or historical performance : the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB ; the outcome of any legal proceedings that may be instituted against FIBK or GWB ; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction) ; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate ; the ability to promptly and effectively integrate the businesses of FIBK and GWB ; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events ; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction ; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction ; the diversion of management’s attention and time from ongoing business operations and opportunities on merger - related matters ; and the impact of the global COVID - 19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks . These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward - looking statements . Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results . All forward - looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above . Forward - looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward - looking statements, except to the extent required by applicable law . If FIBK or GWB update one or more forward - looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward - looking statements . Further information regarding FIBK, GWB and factors which could affect the forward - looking statements contained herein can be found in FIBK’s Annual Report on Form 10 - K for the fiscal year ended December 31 , 2020 , its Quarterly Reports on Form 10 - Q for the three - month periods ended March 31 , 2021 and June 30 , 2021 , and its other filings with the SEC, and in GWB’s Annual Report on Form 10 - K for the fiscal year ended September 30 , 2020 , its Quarterly Reports on Form 10 - Q for the three - month periods ended December 31 , 2020 , March 31 , 2021 and June 30 , 2021 , and its other filings with the SEC .

Important Additional Information and Where to Find It 3 In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S - 4 to register the shares of FIBK capital stock to be issued in connection with the Transaction . The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK . The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S - 4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S - 4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS . Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http : //www . sec . gov or from FIBK at its website, www . fibk . com, or from GWB at its website, www . greatwesternbank . com . Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www . fibk . com/sec - filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc . , 401 N . 31 st Street, Billings, Montana, 59116 , Attention : John Stewart, Deputy Chief Financial Officer, telephone : 406 - 255 - 5311 , and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www . greatwesternbank . com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc . , 225 South Main Avenue, Sioux Falls, South Dakota 57104 , (605) 988 - 9253 . FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC . Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC . Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14 A on April 14 , 2021 , and other documents subsequently filed by FIBK with the SEC . Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23 , 2020 , and other documents subsequently filed by GWB with the SEC . Free copies of these documents may be obtained as described above .

Our Mission, Vision, and Values Mission We help people and their money work better together. Vision To be the most relevant everyday experience our clients have with their money. Values • People First, Always Our clients are our friends, colleagues, neighbors, and family • Seek Greatness We are resilient and resolute in pursuing what’s best • Integrity Do the right thing, period • Celebrate Success We make sure there’s wind in everyone’s sails • Commitment to Community We are all - in in giving back — with time, money, and heart 4 September 20, 2021

Our Four Strategic Pillars Our Company’s Mission is supported by four key pillars that fuel, organize, and align internal strategies for business success. We believe engaged employees produce happy clients, which in turn support their communities, and lead to growth for our Company. These pillars guide Company operations, drive our commitment to the communities we serve, and ultimately provide long - term shareholder value. Relentless Client Focus Future - Ready, Today Financial Vitality Our People, Our Priority 5 September 20, 2021

to more than 300 locations in 14 states Building the First Interstate Franchise… 1968 Mr. Homer Scott establishes First Interstate Bank with the purchase of the Bank of Commerce in Sheridan, Wyoming 2019 11 BRANCHES $725 MILLION 2018 20 BRANCHES $814 MILLION 2019 3 BRANCHES $130 MILLION 2014 Mountain West Financial Corp. 2015 Absarokee Bancorporation, Inc. 2016 7 BRANCHES $225 MILLION Flathead Bank of Bigfork 2017 46 BRANCHES $3.2 BILLION Expand into Idaho, Oregon, and Washington 2008 Expand into adjacent markets in South Dakota 2022 174 BRANCHES $13 BILLION Existing First Interstate Bank branches 6 Additional through Great Western acquisition

Shared Values, Benefits for All Stakeholders

Employees

- Proven and experienced leadership
- Robust talent pipeline
- Complementary, values-based cultures
- Increased professional growth and internal mobility opportunities

Clients

- Expanded product offerings and branch locations
- Ability to serve a larger number of clients due to back-office infrastructure
- Enhanced technological offerings and investments

Communities

- Community commitment demonstrated through corporate giving of over $36MM and 143,000 volunteer hours in the past decade
- Over $20 MM gift to the FI Foundation related to this transaction
- Continued 2% Net Income before Tax annual contribution to our communities

Shareholders

- ~20% EPS accretion in 2023
- Accretive to TBV/share and TCE/TA
- Efficiency ratio sustainably below 55% goal
- Strong pro forma growth markets with available synergies

7

Pro Forma Company Footprint Source: S&P Global Market Intelligence; Financial data as of 6/30/2021; Company documents Note: Deposit data as of 6/30/2021; data pro forma for pending acquisitions; Other defined as Washington, Arizona, Missouri, Kansas, Minnesota and North Dakota (1) Ranked based Deposits; FIBK pro forma for GWB acquisition; Excludes foreign bank subsidiaries (2) Sioux Falls, SD deposit data excludes one Citigroup Inc., Wells Fargo & Co. and Meta Financial Group Inc. branch with $384.7B, $247.6B and $5.9B in deposits, respectively $32B Assets $27B Deposits Top 50 National Deposit Rank (1) Top 15 Bank West of the Mississippi (1) First Interstate (147) Great Western (174) Pro Forma Top 10 MSAs Pro F o r m a Deposits D e p o s i t Market MSA Rank ($B) Share (%) Billings, MT 1 $1.7 25.1% Omaha, NE 6 1.6 4.4 Des Moines, IA 5 1.4 6.1 Bend, OR 1 1.2 22.9 Boise City, ID 5 1.2 6.8 (2) Sioux Falls, SD 3 1.2 10.7 Rapid City, SD 1 1.0 24.8 Missoula, MT 2 0.9 25.3 Casper, WY 2 0.7 25.0 Kalispell, MT 2 0.7 21.8 22% 16% 12% 12% 10% 10% 6% 5% 7% Pro Forma Deposits by State Oregon Idaho Co l or a do Other South Dakota Iowa W y o m i ng N e br a sk a Mont a na

Dedicated to Employees 9 September 20, 2021 Total Rewards • Competitive Salaries • 401(k) Retirement Plan • Medical Benefits • Dental Insurance • Vision • Paid Time Off • Flexible Spending • Accidental Death & Disability • Short - Term and Long - Term Disability • Employer Contributions to Health Savings Account • Life Insurance • Peer - to - Peer Recognition Program • Education and Training Courses • Employee Exercise Reimbursement Program • Employee Gift/Volunteer Matching • Child Care Assistance • Company Paid Employee Assistance Program • Pet Insurance Available • Wellness Program • Student Debt Repayment Program • Parental Leave

Outplacement • Our goal is to communicate staffing information as soon as possible • Final decisions will be made after the transaction closes during the first quarter of 2022 Timing Outplacement Assistance Offered 10 September 20, 2021 • Resume Writing • Career Coaching • Networking • Interview Preparation For Roles That Won’t Be Retained Separation Pay Plan Calculated based upon years of service and role • minimum payment of four - weeks’ base pay • Information regarding eligibility for separation payments will be shared with employees who will not continue with the combined company We encourage employees to apply for jobs at First Interstate Bank Retaining talent is a priority • we will provide notice prior to effective dates • our intention is a minimum of 8 - 12 weeks notice

Committed to Our Clients Understand our clients’ needs and offer delivery channels to meet those needs Continually improve how we deliver products and services Increasing flexibility and responsiveness in a changing environment Embrace technology to enable us to rationalize our footprint Client Experience Branch Optimization O O p p t t i i m m i i z z e e d D D e e li l v iv e e r r y y Channels 11 September 20, 2021

Community Scorecard 12 September 20, 2021 Your footer text will go here in this area.

We Are Moving Forward “Far better it is to dare mighty things, to win glorious triumphs, even though checkered by failure, than to take rank with those poor spirits who neither enjoy much nor suffer much, because they live in the gray twilight that knows neither victory nor defeat.” — Theodore Roosevelt

Thank you